# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alpex Acquisition Corp, CIK 0002125551
CUSIP: G63325107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 300 Delaware Ave Suite 210 #494, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0002139280
Persons authorized to receive notices and communications: Ningdi Shi, Director of Hugreat Ltd, Intershore Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 755-8633 1019; Hugreat Ltd, Intershore Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 755-8633 1019

## Reporting persons
- Hugreat Ltd. (CIK 0002139280): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 2,662,500; shared voting power 0; sole dispositive power 2,662,500; shared dispositive power 0; aggregate amount beneficially owned 2,662,500 (18% of the class)
  Comment: (1) Includes (i) 2,475,000 Class B ordinary shares, par value $0.0001 per share (the "Class B ordinary shares"), of Alpex Acquisition Corporation (the "Issuer"), also referred to as insider shares, held by Hugreat Ltd (the "Sponsor"); and (ii) 187,500 Class A ordinary shares, par value $0.0001 per share (the "Class A ordinary shares" and, together with the Class B ordinary shares, the "ordinary shares"), underlying 187,500 private placement units acquired by the Sponsor in a private placement simultaneously with the consummation of the Issuer's initial public offering. Each private placement unit consists of one Class A ordinary share, one warrant exercisable for one Class A ordinary share at an exercise price of $11.50, and one right to receive one-fourth (1/4) of one Class A ordinary share. Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on one-for-one basis upon the consummation of an initial business combination, or at any time and from time to time at the option of the holders.
  
  (2) The Sponsor is the record holder of the ordinary shares reported herein. Ms. Ningdi Shi is the sole member and a director of the Sponsor, which entitles her to voting, dispositive or investment power over the Sponsor. As such, Ms. Ningdi Shi is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.
- Ningdi Shi (CIK 0002139234): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 2,662,500; shared voting power 0; sole dispositive power 2,662,500; shared dispositive power 0; aggregate amount beneficially owned 2,662,500 (18% of the class)
  Comment: (3) The Sponsor is the record holder of the ordinary shares reported herein. Ms. Ningdi Shi is the sole member and a director of the Sponsor, which entitles her to voting, dispositive or investment power over the Sponsor. As such, Ms. Ningdi Shi is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Alpex Acquisition Corp
Address of issuer's principal executive offices: 300 Delaware Ave Suite 210 #494, Wilmington, Delaware (DE), 19801

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Sponsor and Ms. Ningdi Shi (collectively, the "Reporting Persons"). The Reporting Persons are the holders of record of approximately 18.0% of the Issuer's outstanding Ordinary Shares based on the number of ordinary shares outstanding as of June 26, 2026.
Residence or business address: The principal business address of the Reporting Persons is Intershore Chambers, Road Town Tortola, British Virgin Islands.
Present principal occupation or employment: Ms. Ningdi Shi is the sole member and a director of the Sponsor, which entitles her to voting, dispositive or investment power over the Sponsor. As such, Ms. Ningdi Shi is deemed to have voting and dispositive rights over the securities of the Issuer held by the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Sponsor is a British Virgin Islands company. Ms. Ningdi Shi is citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 18, 2026, the Issuer issued 2,875,000 Class B ordinary shares, par value $0.0001 per share, to the Sponsor for a purchase price of $25,000, or approximately $0.01 per share. On March 26, 2026, the Sponsor transferred 175,000 Class B ordinary shares and 165,000 Class B ordinary shares at $0.01 per share to Xiaolin Zheng and Ying Xu, respectively. In addition, the Sponsor transferred 20,000 Class B ordinary shares at $0.01 per share to each of "Joy" Yi Hua, Xin Yue Jasmine Geffner and Yuanmei Ma, for an aggregate of 60,000 insider shares, on June 24, 2026. On June 26, 2026, simultaneously with the Issuer's initial public offering, the Sponsor acquired 187,500 private placement units in the private placement. Each private placement unit consists of one Class A ordinary share of the Issuer, one warrant exercisable for one Class A ordinary share at an exercise price of $11.50, and one right to receive one-fourth (1/4) of one Class A ordinary share of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise. Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of ordinary shares beneficially or directly owned by the Reporting Persons is based upon a total of 14,792,500 ordinary shares outstanding as of June 26, 2026, including 11,917,500 Class A ordinary shares and 2,875,000 Class B ordinary shares. The Reporting Persons beneficially own 2,662,500 ordinary shares, representing approximately 18.0% issued and outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 2,662,500 ordinary shares, representing approximately 18.0% issued and outstanding ordinary shares.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated July 2, 2026.

10.1 Securities Purchase Agreement between the Issuer and the sponsor, dated as of March 18, 2026.

https://www.sec.gov/Archives/edgar/data/2125551/000121390026042478/ea028516601ex10-7.htm

10.2 Securities Transfer agreement between the Sponsor and the CEO, dated as of March 26, 2026.

https://www.sec.gov/Archives/edgar/data/2125551/000121390026042478/ea028516601ex10-8.htm

10.3 Securities Transfer agreement between the Sponsor and the CFO, dated as of March 26, 2026.

https://www.sec.gov/Archives/edgar/data/2125551/000121390026042478/ea028516601ex10-9.htm

10.4 Securities Transfer Agreement dated June 24, 2026, among the Sponsor and certain directors of the Company.

https://www.sec.gov/Archives/edgar/data/2125551/000121390026073110/ea029617501ex10-1.htm

10.5 Private Unit Subscription Agreement, dated June 24, 2026, between the Company and the Sponsor.

https://www.sec.gov/Archives/edgar/data/2125551/000121390026073110/ea029617501ex10-2.htm

## Signatures
- Hugreat Ltd.: /s/ Ningdi Shi, Ningdi Shi/Director (07/02/2026)
- Ningdi Shi: /s/ Ningdi Shi, Ningdi Shi (07/02/2026)